UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38431

iQIYI, Inc.

3/F, iQIYI Youth Center Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to Board Composition

Mr. Robin Yanhong Li and Mr. Chuan Wang have tendered resignations as directors of iQIYI, Inc. (the “Company”). Mr. Junjie He, currently a director of the Company, has been elected as Chairman of the Board of Directors. In addition, Ms. Luyao Han has been appointed as a new director of the Company. These changes became effective on November 12, 2022.

Ms. Luyao Han joined Baidu in February 2014, and currently serves as Head of Baidu’s Investments, Mergers and Acquisitions Department. Ms. Han has rich work experience in strategic investments, M&A and investment banking industry. Prior to joining Baidu, she worked in the Investment Banking Division of China International Capital Corporation Limited (SH: 601995; SEHK: 3908) from 2008 to 2014. Ms. Han obtained her bachelor’s degree in economics from Peking University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By :	/s/ Jun Wang
Name:	Jun Wang
Title:	Chief Financial Officer

Date: November 14, 2022